                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               CVD Equipment Corp
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   126601103
                                 (CUSIP Number)

                               September 20, 2005
            (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:
       [ ] Rule 13d-1(b)
       [ ] Rule 13d-1(c)
       [ ] Rule 13d-1(d)

  CUSIP No. 126601103             SCHEDULE 13G

  ---------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Alan H. Temple Jr.
  ---------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)
                                                  (a)  [ ]
                                                  (b)  [x]
  ---------------------------------------------------------------
  3    SEC USE ONLY

  ---------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
  ---------------------------------------------------------------
               | 5.  SOLE VOTING POWER            191,000
  NUMBER OF    |
  SHARES       | ---------------------------------------------
  BENEFICIALLY | 6.  SHARED VOTING POWER          0
  OWNED BY     |
  EACH         | ---------------------------------------------
  REPORTING    | 7.  SOLE DISPOSITIVE POWER       191,000
               |
               | ---------------------------------------------
  PERSON WITH  | 8. SHARED DISPOSTIVE POWER       0
               |
  ---------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       191,000
  ---------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)
                                                  [x]1

  ---------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.1%
  ---------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  ---------------------------------------------------------------

  ________________________

   1 Excludes 21,000 shares held by Mr. Temple Jr.'s spouse.

  Item 1(a)      Name of Issuer:

                 CVD Equipment Corp

  Item 1(b)      Address of Issuer's Principal Executive Offices:

                 1860 Smithtown Ave
                 Ronkonkoma, NY 11779-7321

  Item 2(a)      Name of Person Filing:

                 Alan H. Temple, Jr.

  Item 2(b)      Address of Principal Business Offices:

                 1860 Smithtown Ave
                 Ronkonkoma, NY 11779-7321

  Item 2(c)      Citizenship:

                 United States of America

  Item 2(d)      Title of Class of Securities:

                 Common Stock, par value $0.01 per share

  Item 2(e)      CUSIP Number:

                 126601103

  Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [_] Broker or dealer registered under Section 15 of the Exchange Act
                 (b) [_]   Bank as defined in Section 3(a)(6) of the Exchange
                           Act
                 (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act
                 (d) [_] Investment company registered under Section 8 of the Investment Company Act
                 (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
                 (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
                 (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

                 (h) [_]   A savings associations as defined in Section 3(b)
                           of the Federal Deposit Insurance Act
                 (i) [_]   A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of
                           the Investment Company Act
                 (j) [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
                 Not applicable
  Item 4    Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned: Mr. Temple beneficially owns a
                 total of 191,000 shares of Common Stock, including 176,000 shares directly and 15,000 through presently exercisable options.

            (b)   Percent of class:  Mr. Temple owns 6.1% of the outstanding class.

            (c)   Number of Common Shares as to which Alan H. Temple Jr. has:

                 (i)   Sole power to vote or to direct the vote:   191,000

                 (ii)  Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                      191,000

                 (iv)  Shared power to dispose or to direct the disposition of:  0

  Item 5    Ownership of Five Percent or Less of a Class.

            Not applicable

  Item 6    Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

  Item 8    Identification and Classification of Members of the Group.

            Not applicable

  Item 9    Notice of Dissolution of Group.

            Not applicable

  Item 10   Certification.

            Not applicable

  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  Dated:  September  20, 2005

                                          By:   /s/ Alan H.Temple, Jr.
                                              ------------------------------
                                                Name:  Alan H.Temple, Jr.